140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Division of Corporation Finance
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Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

	Re:	Fantex, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 2, 2014
CIK No. 333-194256

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2014, as subsequently amended on May 2, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 2, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received on May 16, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

May 30, 2014

General

1.                          Please provide us your analysis regarding the applicability of Regulation M to the offering of Fantex Series EJ Manuel. In your analysis, please address: whether the offering of Fantex Series EJ Manuel is a “distribution” as defined by Rule 100 of Regulation M; whether Fantex Series Vernon Davis is a “covered security” of Fantex Series EJ Manuel; and when the Regulation M restricted period begins for Fantex Series EJ Manuel.

Response:                                         The Company advises the Staff that it believes that the offering of Fantex Series EJ Manuel constitutes a “distribution” as defined in Rule 100 of Regulation M, as the offering will be marketed in a manner similar to other initial public offerings.  As a result, the Fantex Series EJ Manuel will be the security that is the subject of the distribution and will thus be a “covered security” as defined in Rule 100.  In addition, because Fantex Series EJ Manuel is convertible into the Platform Common Stock of Fantex, Inc., the Platform Common Stock will be a “reference security” as defined in Rule 100 and also a “covered security” for purposes of Regulation M.  However, despite the fact that Fantex Series Vernon Davis is also convertible into Platform Common Stock and the Platform Common Stock is a “reference security” with respect to that series, we do not believe that the Fantex Series Vernon Davis would be a “covered security” for purposes of the Fantex Series EJ Manuel offering.  The Fantex Series Vernon Davis is not the subject of the distribution at hand, nor is it a “reference security” of the subject security, Fantex Series EJ Manuel, as the Fantex Series EJ Manuel shares may not be converted, exchanged or exercised into or for the Fantex Series Vernon Davis shares and neither security is used to determine the value of the other.

Pursuant to Rule 100(b) of Regulation M, the Regulation M restricted period for the Fantex Series EJ Manuel will begin five days prior to the pricing of the offering.

2.                          Consistent with your disclosure that on April 28, 2014 you issued 421,100 shares of Fantex Series Vernon Davis for net proceeds of $4,000,450 and paid $4,000,000 to Vernon Davis, please revise throughout the prospectus to account for the completed offering of Fantex Series Vernon Davis.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 2 to reflect the closing of the offering of Fantex Series Vernon Davis.

3.                          The financial statements for all entities presented should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 2 to include financial statements as of March 31, 2014.

Prospectus Summary, page 1

4.                          You state in this section and elsewhere in the prospectus that you have never generated any revenues. On page 109, however, you state that cash received under a

May 30, 2014

brand contract will either be recognized as a reduction of your carrying value or income (loss) from brand contracts. Please revise your references to revenues to be consistent with the terminology used on page 109 and to account for the closing of the Fantex Series Vernon Davis offering.

Response:                                         In response to the Staff’s comment, the Company has revised pages 1, 9, 35, 36 and elsewhere of Amendment No. 2 accordingly.

Subsequent Events, page 16

5.                          You state in this section that you paid $4,000,000 of the net proceeds of the Fantex Series Vernon Davis offering to Vernon Davis. Please reconcile this disclosure with the provisions in the Vernon Davis brand contract indicating that the $4,000,000 purchase price would be reduced by the Escrow Holdback and Pre-Closing Brand Amount.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 2 to reflect the Escrow Holdback and the Pre-Closing Brand Amount received by the Company.

Dilution, page 86

6.                          The table on page 86 appears to show both per share amounts and per share amounts on an as converted to platform common stock basis. In order to clarify your presentation, please revise the table to present two separate columns, with one column showing dilution based upon the offering price per share of $10.00 and the other column showing dilution based upon the offering price per share on an as converted to platform common stock basis. Please also make any necessary revisions to clarify the related discussion of dilution on the top of page 72.

Response:                                         In response to the Staff’s comment, the Company has revised pages 72 and 86 of Amendment No. 2.

Principal Stockholders, page 169

7.                          Please update this section to the most recent practicable date.

Response:                                         In response to the Staff’s comment, the Company has revised page 169 of Amendment No. 2.

Underwriting (Conflicts of Interest), page 178

8.                          We note the removal of disclosure describing the process by which you will allocate shares to investors in the event that the number of shares represented by reservations exceeds the number of shares that you are offering. Please revise to include such disclosure or explain to us why this is not necessary.

Response:                                         The Company has revised page 198 of Amendment No. 2 to reflect that for the current and any future offerings that may be oversubscribed, shares are intended to be allocated by the Company at its discretion, in consultation with FBS; provided that no investor will be allowed to purchase or hold more than 5%, or 26,185 shares, of Fantex Series EJ Manuel, except to the extent Fantex Holdings purchases any standby shares in this offering.

May 30, 2014

Exhibit Index

9.                          Please file the complete certification of designation for Fantex Series Vernon Davis.

Response:                                         In response to the Staff’s comment, the Company has included as Exhibit 3.4 of Amendment No. 2 a complete certificate of designation for Fantex Series Vernon Davis.

* * * * * *

May 30, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 2 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP